

Mail Stop 3561

January 21, 2016

Philip A. Shiels
Chief Financial Officer
AS-IP Tech, Inc.
Suite 3, Level 7, 24 Collins Street
Melbourne, Victoria, 3000, Australia

> **Re:** **AS-IP Tech, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2015**
> **Filed September 28, 2015**
> **File No. 000-27881**

Dear Mr. Shiels:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2015

Report of Independent Registered Public Accounting Firm, page F-1

1.   Please revise your independent auditors report so that the first and third paragraphs refer to your name as AS-IP Tech, Inc., since ASI Entertainment, Inc. is your former name.

Management's Annual Report on Internal Control over Financial Reporting, page 14

2.   Please revise to clearly disclose management's assessment of the effectiveness of internal control over financial reporting as of June 30, 2015. Also, please disclose in the third paragraph which COSO Framework was used, that is, the 2013 or 1992 Framework, in assessing the effectiveness of the internal control over financial reporting as of June 30, 2015. See Item 308 of Regulation S-K.

<u>Exhibits 31.1 and 31.2 Certifications</u>

3.   Please revise the introduction to paragraph (4) to read as follows: "The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have…". Reference is made to paragraph 4 of Item 601(b)(31) of Regulation S-K. This comment is also applicable to Exhibits 31.1 and 31.2 to your September 30, 2015 Quarterly Report on Form 10-Q.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure